Exhibit 3
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    Certificate of Amendment to Articles of Incorporation, Filed June 9, 2006
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              Certificate of Amendment to Articles of Incorporation

1. Name of corporation:

Lam Liang Corp.

2. The articles have been amended as follows (provide article numbers, if available):

Article I has been amended by amending and restating in full Article I of the Articles of Incorporation as follows:

                                   "ARTICLE I

      The name of this corporation is Blacksands Petroleum, Inc."

Article IV has been amended by amending and restating in full Article IV of the Articles of Incorporation as follows:

                                   "ARTICLE IV

Section 4.01 Number and Class. The amount of the total authorized capital stock of this corporation is Three-Hundred and Ten Million (310,000,000) shares, consisting of Three-Hundred Million (300,000,000) shares of common stock with a par value of $0.001 each (the "Common Stock") and Ten Million (10,000,000) shares of Preferred Stock with a par value of $0.001 each (the "Preferred Stock"). The Common Stock and Preferred Stock may be issued from time to time without action by the stockholders. The Common Stock and Preferred Stock may be issued for such consideration as may be fixed from time to time by the Board.

The Board may issue such shares of Common Stock or Preferred Stock in one of more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions adopted by them.

Section 4.02 No Preemptive Rights. Holders of the Common Stock of the corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares of the corporation authorized, issued or sold, or to be authorized, issued or sold, or to any obligations or shares authorized or issued or to be authorized or issued, and convertible into shares of the corporation, nor to any right of subscription thereto, other than to the extent, if any, the Board in its discretion, may determine from time to time.

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Section 4.03 Assessment of Shares. The Common Stock and Preferred Stock of the
corporation, after the amount of the subscription price has been paid, in money, property or services, as the directors of the corporation shall determine, shall not be subject to assessment to pay the debts of the corporation, nor for any other purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles of Incorporation shall not be amended in this particular."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 1,160,000 shares in favor, or 55.2% of the voting power

4. Effective date of filing (optional):

5. Signature (required): /s/ Darren Stevenson